UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 30, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, April 30, 2025.

E-NOTA-20250430-58745

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Section 3, Chapter I, Title XII of Comisión Nacional de Valores Rules. Annual General, Special and Class Shareholders’ Meeting. Capital reduction and amendment of Bylaws.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), to report that the Annual General, Special and Class Shareholders’ Meeting held on this date approved:

(1) To reduce tgs’ capital due to cancellation of tgs’ treasury shares for an amount of AR$ 41,734,225 representing 41,734,225 Class B book-entry shares of a nominal value of AR$ 1 each and entitled to 1 vote per share. As a result of said capital reduction, tgs’ capital stock shall turn from AR$ 794,495,283 to AR$ 752,761,058, and

(2) To amend sections 5 and 6 and eliminate section 13 of tgs’ Bylaws in order to:

- Establish that Class A shares shall represent 51% or more of the capital stock, while Class B shares shall represent the remaining capital stock.

- Eliminate from tgs’ Bylaws any reference to Class C shares as there no longer exist any Class C shares.

- Include the possibility to convert Class A shares into Class B shares, as long as Class A shares continue to represent at least 51% of the capital stock after conversion.

Yours sincerely,

Hernán Diego Flores Gomez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: April 30, 2025.